Exhibit 21

Subsidiaries of Plainfield Direct Inc.

Oneida Entertainment Holdings Inc.

Plainfield Finance Corporation

Plainfield Gaming III Inc.

Plainfield Gaming Inc.

Plainfield Milagro Holdings Inc.

Plainfield Offshore Holdings II Inc.

Plainfield Offshore Holdings IV Inc.

Plainfield Offshore Holdings IX Inc.

Plainfield Offshore Holdings XI Inc.

Plainfield Preferred Holdings Inc.

Plainfield Racing Inc.